January 5, 2018

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Clampitt

Re:	Bridgewater Bancshares, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted December 1, 2017
CIK No. 0001341317

Dear Mr. Clampitt:

On behalf of Bridgewater Bancshares, Inc. (the “Company”), we are writing in response to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission by letter dated December 19, 2017 (the “Comment Letter”) with respect to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Concurrently herewith, the Company has confidentially submitted an amendment to the Draft Registration Statement (the “Amendment”).

For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics followed by the responses of the Company. Page numbers and other similar references used in the Staff’s comments below refer to the Draft Registration Statement as submitted on December 1, 2017; page numbers and other similar references used in the Company’s responses refer to the Amendment.

Prospectus

Dilution, page 53

1.                                      Noting the significant number of options outstanding and the average exercise price significantly below book value, revise the footnote on page 54 to indicate the additional dilution if all options were to be exercised, if material.

Response:

On October 1, 2017, the Company issued to its employees 1,046,000 stock options, with an exercise price of $7.47 per share, which was significantly in excess of the book value per share of the Company as of September 30, 2017.  As disclosed in the Draft Registration Statement, the Company established the exercise price for these stock options based on the fair market value of the shares of the Company’s common stock, as determined by the board of directors based on an independent third party valuation.  The Company plans to include additional information concerning these grants in a subsequent amendment to the Draft Registration Statement or its first public filing on Form S-1 when financial information as of and for the year ended December 31,

200 West Madison Street, Suite 3900   |   Chicago, Illinois 60606   |   T. 312.984.3100   |   F. 312.984.3150   |   bfkn.com

Securities and Exchange Commission

January 5, 2018

2017, will be included.  As a preview of such disclosure, below is a revised version of the footnote on page 54:

“The tables and calculations above exclude:

•                  1,721,000 shares of common stock issuable upon the exercise of stock options with a weighted average exercise price of $5.68 per share that were outstanding as of December 31, 2017; and

•                  664,000 additional shares of common stock reserved for future issuance under our equity incentive plans as of December 31, 2017.

To the extent that any of the outstanding stock options are exercised or other equity awards are issued under our incentive plans, investors participating in this offering will experience further dilution.”

Accordingly, if all of the stock options, including the stock options granted on October 1, 2017, are included in the September 30, 2017 disclosure, the Company does not believe the additional dilution that would result if all stock options are exercised would be material.

Management’s Discussion and Analysis on Financial Condition and Results of Operations

Financial Condition

Contractual Obligations, page 82

2.                                      Please revise the table to include all relevant contractual obligations, including obligations related to leased premises. Refer to Rule 303(a)(5)(ii)(C) of Regulation S-K for guidance.

Response:

The Company has revised the table on page 82 in response to the Staff’s comment.

Certain Relationships and Related Party Transactions, page 133

3.                                      Please disclose the approximate dollar value of Mr. Urness’s interest in the fees paid to Winthrop & Weinstine, P.A. for legal services provided by the firm. Refer to Rule 404(a)(4) for guidance.

Response:

The Company has revised the disclosure on page 133 in response to the Staff’s comment.  Winthrop & Weinstine, P.A., a law firm based in Minneapolis, Minnesota, has approximately 135 attorneys, and Mr. Urness’s ownership percentage in the firm is less than 10%. Accordingly, based on the size of the firm and Mr. Urness’s ownership percentage, the amount of fees paid by the Company that are attributable to him was significantly less than $120,000 in each of 2016 and 2015.

Securities and Exchange Commission

January 5, 2018

Part II—Information Not Required in Prospectus

Item 15. Recent Sales of Unregistered Securities, Page II-2

4.                                      We note Sandler O’Neill & Partners, L.P. and D.A. Davidson and Co. served as placement agents for you in private offerings in 2017, 2016 and 2015. Please disclose the aggregate underwriting discounts and commissions you paid in relation to each of those offerings. Refer to Rule 701(c).

Response:

The Company has revised the disclosure on page II-2 in response to the Staff’s comment.

* * * * *

The Company believes the foregoing provides a complete response to the Comment Letter.  If you have questions regarding the foregoing or require any additional information, please feel free to contact me directly at (312) 629-5143.

Sincerely,

/s/ Joseph T. Ceithaml

Joseph T. Ceithaml

cc:	David Gessert
William Schroeder
Michael Volley
(Securities and Exchange Commission)

Jerry Baack
Ben Klocke
(Bridgewater Bancshares, Inc.)